

                                                NOTEHOLDERS REPORT
                                                ------------------
                                        CRUSADE GLOBAL TRUST No. 1 of 1999
                                Quarterly Collection Period Ending October 31, 1999


       Bond Information in US$
       -----------------------

               FV Outstanding          Bond Factor           Interest      Interest          Principal           Charge
               effective 11/15/99      effective 11/15/99    Rate          Payments          Distributions        Offs
----------------------------------------------------------------------------------------------------------------------
Class A1         $258,528,000.00       86.176000%            5.69375%     $2,514,739.58    $41,472,000.00       $0.00
Notes

Class A2         $569,000,000.00       100.000000%           5.77375%     $4,836,638.30             $0.00       $0.00
Notes

Class A3         $125,000,000.00       100.000000%           5.86375%     $1,079,092.88             $0.00       $0.00
Notes



      Principal Collections Information in AUD
      ----------------------------------------

        Scheduled Principal Payments:               $7,783,109.67
      Unscheduled Principal Payments:              $50,558,336.86
                       Residual Cash:              $13,740,166.32
                                                 ----------------
         Gross Principal Collections:              $72,081,612.85
                             Redraws:             ($5,430,130.91)
                                                 ----------------
               Principal Collections:              $66,651,481.94
               Principal Charge Offs:                       $0.00
                      Principal Draw:             ($2,350,273.70)
                                                 ----------------
                 Available Principal:              $64,301,208.24
                                                 ----------------
               Principal Distributed:              $64,000,000.00
                  Principal Retained:                 $301,208.24
                                                 ----------------


      Available Income in AUD
      -----------------------

               Total Available Income:             $11,533,069.47





                                                             Exh-1



      Redraw/Liquidity Utilization
      ----------------------------

                     Redraw Shortfall:            $0.00

         Redraw Carryover Charge Offs:            $0.00

                       Liquidity Draw:            $0.00

                  Liquidity Shortfall:            $0.00

                       Principal Draw:            $0.00


      Arrears Information
      -------------------

                                           % of pool (by number)

                          1 - 30 days:            0.26%

                         31 - 60 days:            0.03%

                             61+ days:             Nil

                             Defaults:             Nil

                               Losses:             Nil


      Payment Information
      -------------------

                                                 Oct-99

                            1 mth CPR:           26.80%


Pool Information in AUD
-----------------------

       Outstanding Principal of Fixed Rate Housing Loans:      $382,668,565.12

Outstanding Principal of the Variable Rate Housing Loans:    $1,093,218,822.22

                                         Number of Loans:               15,275

                            Weighted Average Current LVR:               59.95%

                                       Average Loan Size:              $96,628

                              Weighted Average Seasoning:           30.98 mths

                                Average Term to Maturity:             255 mths




                                           Exh-2